Safe Bulkers, Inc.
30-32 Avenue Karamanli
16673 Voula
Athens, Greece

September 16, 2015

Via Edgar Correspondence
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Melissa Raminpour, Branch Chief
Re:	Safe Bulkers, Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed March 10, 2015 File No. 001-34077
Dear Ms. Raminpour:
Safe Bulkers, Inc. (the “Company,” “we” or “us”) hereby submits its responses to comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2015 (the “Staff Comment Letter”) with respect to the filing referenced above.  Each of the Company’s responses is preceded by a reproduction of the Staff’s related comment in the Staff Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2014
Operating and Financial Review and Prospects
Critical Accounting Policies
Impairment of Long-lived Assets, page 42
1.	We note from the second paragraph that “the carrying values of our vessels may not represent their fair market value … since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds.” It appears you had no vessel impairments during the three years’ period ended December 31, 2014 or during the six months ended June 30, 2015. However, we note the following adverse factors affecting your drybulk business:
a.
The $960 million carrying value of your vessels as of December 31, 2014 exceeded their corresponding net book and market capitalization values, and that your market capitalization has declined to $255 million as of August 25, 2015.

b.
Your revenues declined from $191.5 million in fiscal 2013 to $159.9 million in fiscal 2014. Also, the time charter equivalent rates have declined to $12,007 from $18,297 during the same comparable periods.

c.	Your loss of $10.5 million during the six months ended June 30, 2015.

d.
Your Risk Factors indicate that charter rates available in the spot market may be insufficient to enable your vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect your profitability, cash flows and ability to pay dividends. In addition it appears most of your charters will expire or are up for renewal during 2015.

Considering the aforementioned factors, please address the following comments:
a.
Considering the continued depressed BDI rates, and the fact that most of your charters expire during 2015, tell us your basis for performing an undiscounted cash flow analysis using an estimated daily time charter equivalent for the unfixed days based on budgeted charter rate for the first 12 months and the most recent 10-year historical average of similar size vessels for the period hereafter, over the remaining estimated life of the vessel, net of certain costs. Provide us the actual rates you used in your analysis.

Company Response:
The Company respectfully advises the Staff that the average age of the Company’s vessels, as of the end of 2014, was approximately six years and their remaining expected economic life was expected to be approximately 19 years. Therefore, the Company believes that performing its impairment test utilizing the 10-year historical average charter rate for similar vessels for unfixed days is most appropriate due to the fact that the 10-year historical average, widely used in the shipping industry, is most likely to encompass the types of charter rate cycles that the Company’s fleet will experience over its remaining expected economic life. Charter rates are cyclical and can be volatile. The 19-year average remaining life of the Company’s fleet is likely to include several high and low charter rate cycles of varying lengths. For example, the ten-year period from January 2005 through December 2014, includes two years in which charter rates were twice the average 10-year rate and four years in which the charter rates were less than 50% of the average 10-year rate, depending on vessel category. Please refer to the table below, as obtained from the database of the independent shipbrokers Clarkson PLC:

Years	1 Year Timecharter Rate Panamax Class Vessels	1 Year Timecharter Rate Capesize Class Vessels
2005	25,853	50,651
2006	22,155	45,246
2007	52,317	106,918
2008	55,637	111,529
2009	18,151	33,276
2010	24,559	32,967
2011	14,662	16,938
2012	9,706	13,685
2013	10,099	15,760
2014	12,035	21,752
Average	24,517	44,872

The rates used in our analysis are the above shown historical ten year averages for Panamax class vessels and Capesize class vessels. Regarding Kamsarmax class and Post-Panamax class vessels, for which no historical ten year average numbers are available, the Company adjusts the Panamax class historical ten year average rate in order to reflect the increased capacity of the Kamsarmax and Post-Panamax vessels. The extrapolated rate used for Kamsarmax class vessels is $25,988/day and for Post-Panamax class vessels is $27,459/day.
In addition, for the first twelve months of the undiscounted cash flow analysis the Company does not use the historical ten-year average, but the rate budgeted by the Company for these twelve months, which is the management estimation for 2015 charter rates. This estimated rate historically has been closer to the actual market rate achieved by the Company’s vessels as it takes into consideration the market conditions that existed at the time of making the estimate. The budgeted charter rate for 2015 was $10,000/day. Our analysis of the impairment test performed for the years ended December 31, 2013, 2012 and 2011 indicated a positive variance of 9%, 56% and 12% between actual net receipts (i.e., net revenue less operating expenses) during 2014, 2013 and 2012 and net receipts forecast by the Company for the same period.
b.
Please provide us with your impairment analysis assuming a 1-year, 3-year and 5-year historical average rate in the undiscounted net operating cash flows and tell us your consideration, if any, for using these alternate rates.

Company Response:
Average rates over short to medium term periods (i.e. 1, 3 or 5 years) tend to capture a single cyclical peak or trough or a portion of such rate movement and would be less meaningful for assets with economical lives five to twenty five times longer. As a result, such rates provide only a snapshot of charter rates that would not be an accurate basis for assessing the value of an asset with a 25-year useful life.
As the recent decrease in charter rates over the last few years indicates, using shorter periods would have presented a distorted picture of the vessels’ future earning capacity, resulting in unwarranted impairment of young vessels with substantial remaining economic lives. As of

December 31, 2014, using average rates over such shorter periods, which presently encompass only the downside years of the cycle, would have resulted in an aggregate of $247.4 million of impairment for 15 vessels using one year average rates, $388.8 million of impairment for 16 vessels using three year average rates and $77.5 million of impairment for nine of the Company’s vessels using five year average rates.
As discussed above, the Company believes that the appropriate historical period to use as a benchmark for impairment testing of its vessels is the most recent 10 years, because this period reflects the volatility and cyclicality of the market.  The Company generally does not consider charter market rates over a shorter historical period to be reliable indicators of the future revenues to be earned by its vessels or their potential impairment.
In response to the Staff’s comments, the Company plans to expand its disclosure in future Annual Reports on Form 20-F by including a sensitivity analysis in the following form:
To assist investors in evaluating the possible impact on future results of operations if daily time charter rates do not improve from their current levels, the following table shows the effect on the Company’s impairment analysis of using the 3-year and 5-year historical average rates as of December 31, 2014, as opposed to the impairment analysis conducted by the Company using the historical 10-year average and twelve month budgeted rates.
	3-Year Historical Average Rates	Impairment Charge (in USD million)	5-Year Historical Average Rates	Impairment Charge (in USD million)
Panamax Class Vessels	$10,613	$108.1	$14,212	$14.4
Kamsarmax Class Vessels	$11,250	$41.8	$15,065	-
Post Panamax Class Vessels	$11,887	$238.9	$15,918	$63.1
Capesize Class Vessels	$17,066	-	$20,220	-
Total		$388.8		$77.5
In addition, the Company is supplementally providing the Staff the corresponding analysis in the following table for the 1-year historical average rates as of December 31, 2014.  The Company believes that 1-year historical average rates are highly volatile and inappropriately emphasize market volatility and cyclicality for vessels with long remaining economic lives and, as a result, analyses using 1-year historical average rates are not useful to shareholders and are potentially misleading.  Accordingly, the Company does not plan to include analyses of 1-year historical average rates in future Annual Reports on Form 20-F.

	1-Year Historical Average Rates	Impairment Charge (in USD million)
Panamax Class Vessels	$12,035	$69.8
Kamsarmax Class Vessels	$12,757	$15.5
Post Panamax Class Vessels	$13,479	$162.1
Capesize Class Vessels	$21,752	-
Total		$247.4

c.
Please provide us with, and revise to disclose if applicable, the aggregate carrying value of these vessels below fair value along with their aggregate fair market value. The additional disclosure allows investors to understand the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2014, if you decided to sell them. Also, the disclosure should discuss their related accounting treatment and describe the circumstances under which you would be required to record an impairment loss.

Company Response:
The Company acknowledges the Staff's comment and respectfully proposes to expand its disclosure in future Annual Reports on Form 20-F to include an analysis comparing the aggregate carrying value of these vessels below fair value to the aggregate fair market values of such vessels.  Had the Company presented this information in its Annual Report on Form 20-F for the year ended December 31, 2014, the related disclosure would have been as follows:

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, based on broker quotes, were below their carrying values as of December 31, 2014 and 2013.  The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold.  The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind.  In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels.  The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.  The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated fair market values, based on broker quotes, below their carrying values exceed such vessels’ carrying values as of December 31, 2014.  Accordingly, the Company has not recorded an impairment charge.

	As of December 31, 2013		As of December 31, 2014
	Number of vessels	Aggregate Carrying Value ($ US Million)	Number of vessels	Aggregate Carrying Value ($ US Million)
Vessels whose fair market value, based on broker quotes, was below their carrying value	11(1)	533.7	18(2)	695.2
Vessels whose fair market value, based on broker quotes, exceeded their carrying value	17	321.5	14	265.2
Total	28	855.2	32	960.4

(1)	As of December 31, 2013 the aggregate carrying value of these 11 vessels was $162.4 million more than their fair market value, based on broker quotes.
(2)	As of December 31, 2014, the aggregate carrying value of these 18 vessels was $222.2 million more than their fair market value, based on broker quotes.
Results of Operations
Year ended December 31, 2014 compared to year ended December 31, 2013, page 43
2.	We note disclosure under “Our Customers” on page 25 of the Risk Factors that during fiscal years 2013 and 2012 the same two charterers accounted for an aggregate of 45.7% and 62.9% of your revenues, respectively, with each one accounting for more than 10% of total revenues. Further we note that for fiscal year 2014, no single customer accounted for more than 10% of your total revenues. Please tell us and expand MD&A to discuss the reasons why revenues from these two charterers substantially decreased in each of the fiscal years 2014 and 2013.
Company Response:
The Company respectfully and supplementally advises the Staff that for the years ended December 31, 2012, 2013 and 2014, the following charterers individually accounted for more than 10% of the Company’s charter revenues, with the percentages of charter revenues indicated:
	December 31,
	2012	2013	2014
Daiichi Chuo Kisen Kaisha	46.48%	30.30%	-
Kawasaki Kisen Kaisha	16.39%	15.39%	-
During the year ended December 31, 2012, Daiichi Chuo Kisen Kaisha (“Daiichi”) chartered eight of the Company’s vessels for 2,912 operating days, representing 38% of our total operating days for the year ended December 31, 2012. All eight of these chartered vessels were employed mainly in period time charters entered into in prior years (from 2007 to 2011) (five employed in five-year period, two in three-year period and one in two-year period time charters), with charter rates earned for the vessels under those period charters higher than the charter rates of the majority of other vessels in our fleet during the year ended December 31, 2012.  During 2012, one charter of Daiichi was terminated.

During the year ended December 31, 2013, Daiichi chartered seven of the Company’s vessels for 1,290 operating days, representing 13% of our total operating days for the year ended December 31, 2013. All seven of these chartered vessels were employed mainly in five-year period charters entered into in prior years (from 2007 to 2011), with charter rates earned for the vessels under those period charters higher than the charter rates of the majority of other vessels in our fleet during the year ended December 31, 2013.  During 2013, six charters of Daiichi either expired, were amended or terminated.
During the year ended December 31, 2014, Daiichi chartered one of the Company’s vessels for 11 operating days, representing 0.1% of our total operating days for the year ended December 31, 2014. This vessel was employed in a five-year period charter entered into in a prior year (from 2007 to 2011), with the charter rate earned for the vessel under the period charter higher than the charter rates of the majority of other vessels in our fleet during the year ended December 31, 2014.  During 2014, this charter of Daiichi expired.
During the year ended December 31, 2012, Kawasaki Kisen Kaisha (“Kawasaki”) chartered two of the Company’s vessels for 732 operating days, representing 10% of our total operating days for the year ended December 31, 2012.  Both of these chartered vessels were employed in five-year period charters entered into in prior years (beginning in 2008), with charter rates earned by the vessels under those period charters higher than the charter rates of the majority of other vessels in our fleet during the year ended December 31, 2012.
During the year ended December 31, 2013, Kawasaki chartered five of the Company’s vessels for 1,195 operating days, representing 12% of our total operating days for the year ended December 31, 2013.  Two of these chartered vessels were employed in five-year period charters entered into in prior years (beginning in 2008), with charter rates earned by the vessels under those period charters higher than the charter rates of the majority of other vessels in our fleet during the year ended December 31, 2013, while the other three vessels were employed in the spot charter market.  During 2013, these two charters of Kawasaki expired.
During the year ended December 31, 2014, Kawasaki chartered five of the Company’s vessels for 726 operating days, representing 6% of our total operating days for the year ended December 31, 2014.  All five vessels chartered to Kawasaki were employed in the spot charter market.
In total, during the years ended December 31, 2012 and December 31, 2013, seven out of eight period time charters with Daiichi, and two out of two period time charters with Kawasaki, entered into in prior years, expired, were amended or terminated.  In the majority of these cases, subsequent to the charter expiration, amendment or early termination, the Company chartered the vessels in the spot time charter market at spot charter rates significantly lower than the five-year period time charters entered into in prior years at high charter rates, which resulted in the substantial decrease in revenue from Daiichi and Kawasaki as presented in the Company’s disclosure.
While the Company respectfully acknowledges the Staff’s comment, the Company does not believe that including the details of these individual period time charter expirations, amendments or terminations in its Annual Reports on Form 20-F is necessary or would provide material information to investors, since the decrease in revenue from Daiichi and Kawasaki is presented in the Company’s disclosure.
*        *         *
The Company acknowledges that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the foregoing answers are responsive to your comments.  If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at +30 2 111 888 400 or Richard M. Brand by telephone at (212) 504-5757.

Sincerely,

By:	/s/ Konstantinos Adamopoulos
Konstantinos Adamopoulos
Chief Financial Officer and Director
cc:  Richard M. Brand, Cadwalader, Wickersham & Taft LLP